Exhibit 16.1

WithumSmith+Brown, PC

New York, New York

July 20, 2021

Office of the Chief Accountant

Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

United States of America

Commissioners:

We have read the statements of Markforged Holding Corporation (formally known as one) included under Item 4.01 (a) of its Form 8-K dated July 20, 2021. We agree with the statements concerning our Firm under Item 4.01 (a), in which we were informed of our dismissal following a July 20, 2021 audit committee meeting of the board of directors for Markforged Holding Corporation.

We are not in a position to agree or disagree with other statements contained therein.

Very truly yours,

/s/ WithumSmith+Brown, PC